Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Young God INC.
3915 Mesa Dr #106
Oceanside, CA 92056
www.ourogoods.com

Up to $1,069,999.17 in Common Stock at $1.83
Minimum Target Amount: $9,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Young God INC.
Address: 3915 Mesa Dr #106, Oceanside, CA 92056
State of Incorporation: DE
Date Incorporated: January 14, 2019

Terms:

Equity

Offering Minimum: $9,999.12 | 5,464 shares of Common Stock
Offering Maximum: $1,069,999.17 | 584,699 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.83
Minimum Investment Amount (per investor): $248.88

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

5% discount on online purchase

Early access to products (first dibs on any new bracelets / accessories)

Private owners group to request new products and features

Early Bird

First 3 days - Friends and Family Early Birds | 15% bonus shares

Next 7 days - Early Bird Bonus | 10% bonus shares

Volume

$500+ (Owners Custom Unisex Bracelet)

$1,000 (Bundle of 3 Bracelets / Accesories)

$2,500+ (Above + 10% off of products FOR LIFE)

$5,000+ (Above + 5% bonus shares on your investment)

$10,000+ (Above + $2,500 store credit + 50% off all online purchases for life)

$25,000+ (Above +$5,000 store credit + 50% off all online purchases for life +15% bonus shares)

*All perks occur when the offering is completed

The 10% Bonus for StartEngine Shareholders

Young God, INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.83 / share, you will receive 110 common stock, meaning you'll own 110 shares for $183. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Ouro Goods is a Luxury streetwear jewelry brand and the brand to the original crown bracelet. Established on a whim with a small initial investment the brand is slowly growing into an established recognized national brand. Currently our designs are designed in house and manufactured by our partners overseas. By having an in house design by the same people who know the customer we believe we can efficiently give the customers exactly what they want. Our website www.ourogoods.com is the main hub of where all orders are made. We leverage social media and pay-per-click (PPC)advertising, because it is what we know and we have strong beliefs in the marketing outlets of the future. We have visions of creating a powerhouse of brands lines with Ouro Goods being the first. We have goals to create and design high-quality jewelry pieces to compliment our current selection and to expand our lines beyond jewelry into apparel, shoes, and beyond wherever our customers will allow us to take them.

Competitors and Industry

The luxury jewelery market is a rapidly growing market in 2020. From 2019-2025 the global luxury jewelery market is expected to increase by 7.6%. The value of the global jewelry market is expected to increase from about 279 billion U.S. dollars in 2018 to about 480.5 billion dollars by 2025.

Our direct competitors include Vitaly Designs, Miansai, and Saint Midas, just to name a few. Although we share the common products of jewelry, our products offer a different spin on beaded jewelery—something that is very sought after and is a trend that people are currently really into incorporating into their personal styles. We see some similarities in a specific brand, David Yurman, as they do offer beaded jewelery as well, they are currently sold in major retailers such as macys and nordstrom. Our specific market is a little different in age and we beleive that making partnerships with major retailers is a highly attainable goal to be set and can be accomplished with the correct plan and network.

By executing our specifically curated plan for growth, adding new designers and growing our customer base, we beleive that we have the ability to compete on a national level with other iconic jewelery brands.

 https://www.statista.com/topics/5163/jewelry-market-worldwide/

https://www.grandviewresearch.com/industry-analysis/luxury-jewelry-market

Current Stage and Roadmap

We have been in full operation for 12 months and have already established ourself as a brand, with a solid customer base and numbers to show. We are perfecting what we have already created by hiring new talent to create new jewelery pieces, perfecting our customer experience online and social. Part of our forward plan is to target retailers and open new wholesale accounts and build partnerships with major retailers to carry Ouro Goods, and look into pop up holiday shops driven by social media influencers and celebrities for holiday 2020. We are developing marketing strategies to lower our cost per action on facebook and instagram campaigns, increase our average order value by redeveloping our website and creating a customized customer experience. From our business standpoint we want to hire leaders and other professionals with experience to grow forward the brand and bring in expertise where we may be currently lacking.

The Team

Officers and Directors

Name: Brandon Ganske

Brandon Ganske's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Creative Director
  Dates of Service: January 14, 2019 - Present
  Responsibilities: Leading the different teams from creative to marketing. Helping grow the brand forward through numbers and analytics.

Other business experience in the past three years:

- **Employer:** Royal Laundry

Title: CEO Founder
Dates of Service: October 01, 2012 - May 01, 2017
Responsibilities: Growing the small retail brand from a 1 store operation to a multi store chain in different states. Leading the different store teams to success. Purchasing and leading the buying for the stores.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be

resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the fashion or jewelry industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our products are good, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. In conjunction with this financing, we are concurrently raising up to an additional $4 million in equity in a private placement under Regulation D to support our marketing and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2020 and beyond, causing your investment to become substantially less valuable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brandon Ganske	3,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 584,699 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 3,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $500.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: Legal fees
  Date: January 14, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have generated revenue, but if revenues were to completely stop coming in we would not have much forward movement, our business is in a postion right now that if we unexpectedly had to scale back we can appropriately adjust to the apporipriate scale based on revenue.

Foreseeable major expenses based on projections:

Our future major expenses include,

- New design lines that include product, manufacturing, and a design team.

- Scaling our back end operations by leasing a new warehouse space and hiring full day to day team and in the future through funding hiring a managment team.

- Major influencer and celebrity social media endorsements on social media through our influencer marketing program that we are developing.

Future operational challenges:

Hiring and training a day to day staff that can appropriately be in place to move the brand forward.

Future challenges related to capital resources:

Due to the short length our business has been in and the nature of lending the only options available to us was funding based on future recievables, as these are not the ideal funding options that we would have preferred to use, they were the options presented to us in a time when we needed the outside funding to scale and grow to where we are today. We would prefer to not tap these resources anymore and if the need arises for funding outside of our equity partners we can see some issues in obtaining higher limit term loans which is based off of multiple years of operation with businesses already showing a major profit. While our business has a profitable model and has shown so to date we do not have 3-5 years of tax returns at this time to show. We would like to operate with no daily payment funding, this is something that we plan to accomplish as all of our current liabilities are set to be paid in full within 6 months which is in line with the current pay back terms on each loan that comes directly from sales percentages.

Future milestones and events:

As we scale from spending 900 daily on payperclick advertsing to 2,000 daily this will hopefully increase our daily revenues drastically but will also position us for the need to invest in more inventory and packaging which poses us to increase our inventory budgets, we have felt these growing pains in the past as we have scaled to around 40-60 orders a day from 15-30 orders a day through increasing our payperclick spending. We were able to successfully adjust to the growing pains and increase our inventory purchasing accordigly while still turning around good numbers for growth.

In conjunction with this financing, we are concurrently raising up to an additional $4 million in equity in a private placement under Regulation D to support our marketing and new product development efforts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently available to us, we have our cash on hand which fluctuates between $10,000-$15,000 dollars, and an interest account with revenues from a buy now pay later (Sezzle) service which currently holds a balance of $5,000. We have $17,000 available to us to take from our clearbanc (Clear finance Technology) account if needed, as of march 10, 2020. As We continually pay down our balance on clearbanc (Clear finance Technology) they may increase our balance offer up from $17,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campign will be crucial to positioning us for growth and forward scaling. This will allow us to use some of our current cashflow to pay down our balances and in turn increase our daily revcenues and profits that are currently allocated to paying on our liabilities. Without funds from this campaign we will be able to continue business as normal but will not have the appropriate funds to scale and move forward the product lines and the brand in the immediate timeline as proposed.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds that will be used from this campaign will go to growing and expanding our business operations, increasing revenue, purchasing more advertising space, and overall scalablity of the brand. To successfully grow and expand the brand this money is vital to the success of the brand. Funds riased from this campaign will positively affect our funding resources and will position our brand to compete on a level that is out of reach at this time, it would make up for a good portion of the funds available to us.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum (10,000) we will be able to continue as operating as normal, there will be no forward growth of the company as of now if the minimum is only met as the minimum will go towards startengine fees.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to continue operations indefinitely as normal and will start executing our growth plan and move towards rapid expansion. Even if our maximum goal is met we will continue to raise capital as the brand expands and grows to get us to our goal of a worldwide leading brand.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As we repay our current liabilities the opporitunities to renew these terms will become availible and we will renew our current financing if we see fit. We would like to position the brand to acquire a working line of credit so will no longer have to use our current sources of funding. As the brand expands or if the brand does not meet our maximum goal we will continue our fundraising efforts to raise the approriate funds.

Indebtedness

- **Creditor:** PayPal working capital loans
  Amount Owed: $2,985.04
  Interest Rate: 12.0%
  During fiscal year 2019, the Company received multiple PayPal working capital loans totaling $42,910. The loans generally have interest around 11%-12%. The loan is to be repaid through 30% of sales deduction from company's merchant account every time a sale is processed through PayPal. The outstanding balance of this loan as of December 31, 2019 is $4,018.45. The entire loan balance has been classified as current. Since December 31, 2019, the company has continued and is continuing to repay the balance from a percentage of the total sales.

- **Creditor:** Shopify Capital Inc
  Amount Owed: $18,865.18
  Interest Rate: 13.0%
  During fiscal year 2019, the Company entered a capital agreement with Shopify Capital Inc and received multiple loans totaling $98,300. The loans generally have interest around 13%. As of December 31, 2019, the outstanding balance of this loan is $33,732.71. The entire loan balance has been classified as current. Since December 31, 2019, the company has continued and is continuing to repay the balance from a percentage of the total sales.

- **Creditor:** Clear Finance Technology Corporation.

Amount Owed: $33,416.42

Interest Rate: 20.0%

On December 9, 2019, the company entered a revenue share agreement with Clear Finance Technology Corporation. Per the agreement, Clear Finance Technology Corporation purchased the company receivables in the amount of $54,281.93 for an advance of $16,500. The interest rate on the advance is 20% and the company is expected to repay an outstanding balance of $37,781.93 including interest. As of December 31, 2019, the outstanding balance of this loan is in the amount of $37,908.84. The entire loan balance has been classified as current. Since December 31, 2019, the company has continued and is continuing to repay the balance from a percentage of the total sales.

Related Party Transactions

- **Name of Entity:** Brandon Ganske
  Relationship to Company: Director; CEO.
  Nature / amount of interest in the transaction: Shopify Capital Inc. loan.
  Material Terms: CEO and Founder Brandon Ganske is the guarantor of a Shopify Capital Inc loan.

Valuation

Pre-Money Valuation: $5,490,000.00

Valuation Details:

Based on our data and our team we have a PMV set at $5,490,000 based on a couple factors including the expertise and industry knowledge from the founder, the traction of our social accounts (25K followers combined), our email list of 45k subscribers, and revenue numbers produced by the brand since inception. Our competetive advantage and future numbers have also played a factor in the pricing.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.12 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  16.5%
  Hiring designers and freelancers to bring fresh product designs to the mix. And

allowing a budget to hire experienced leaders to grow the brand forward and set up for a profitable future exit.

- *Marketing*
  40.0%
  Our current marketing initiatives are producing positive numbers, allowing them to scale on their own without the need for outside funding. We will add new marketing channels through social media and celebrity endorsements and execute a perfected influencer platform.

- *Inventory*
  40.0%
  We will purchase another round of inventory to allow us to scale our PPC marketing even further. By purchasing a bulk round of inventory we will get even higher bulk discounts increasing our profit margins.

If we raise the over allotment amount of $1,069,999.17, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  20.0%
  Hiring designers and freelancers to bring fresh product designs to the mix. And allowing a budget to hire experienced leaders to grow the brand forward and set up for a profitable future exit.

- *Marketing*
  30.0%
  Our current marketing initiatives are producing positive numbers, allowing them to scale on their own without the need for outside funding. We will add new marketing channels through social media and celebrity endorsements and execute a perfected influencer platform.

- *Operations*
  8.0%
  Leasing our new office space to allow us to offer expedited shipping and a better customer service experience.

- *Inventory*
  30.0%
  We will purchase another round of inventory to allow us to scale our PPC marketing even further. By purchasing a bulk round of inventory we will get even higher bulk discounts increasing our profit margins.

- *Web Development*
  8.5%

We will use a small portion of our raised funds to further develop our online store and optimize to increase conversion rates and AoV.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.ourogoods.com (www.ourogoods.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/younggodbrands

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Young God INC.

[See attached]

Young God, Inc.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 4, 2019) TO DECEMBER 31, 2019
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Young God, Inc.
Oceanside, California

We have reviewed the accompanying financial statements of Young God, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from January 4, 2019 to December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 14, 2020
Los Angeles, California

Young God, Inc.
BALANCE SHEET
(UNAUDITED)

As of		December 31, 2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	33,777
Inventory		9,310
Other current assets		-
Total current assets		**43,087**
Total assets	$	**43,087**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities		158
Loans, current		83,685
Total current liabilities		**83,843**
Non-Current Liabilities:		
Loans		-
Total liabilities		**83,843**
STOCKHOLDERS' EQUITY		
Common Stock		500
Distribution		(11,361)
Retained earnings/(Accumulated Deficit)		(29,895)
Total stockholders' equity		**(40,756)**
Total liabilities and stockholders' equity	$	**43,087**

See accompanying notes to financial statements.

Young God, Inc.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

Inception to		December 31, 2019
(USD $ in Dollars)		
Net revenue	$	492,684
Cost of goods sold		100,396
Gross profit		392,288
Operating expenses		
General and adminstrative		108,181
Sales and marketing		305,977
Total operating expenses		414,158
Operating income/(loss)		(21,870)
Interest expense		8,025
Income/(Loss) before provision for income taxes		(29,895)
Provision for income taxes		-
Net income/(Net Loss)	$	(29,895)

See accompanying notes to financial statements.

Young God, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Shareholder Equity
	Shares	Amount			
Inception date (January 4, 2019)	-	$ -	$ -	$ -	$ -
Issuance of common stock	100,000	$ 500	-	-	500
Capital dividend			(11,361)		(11,361)
Net income/(loss)		-		(29,895)	(29,895)
Balance—December 31, 2019	100,000	$ 500	$ (11,361)	$ (29,895)	$ (40,756)

See accompanying notes to financial statements.

Young God, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Inception to	December 31, 2019
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ (29,895)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
Inventory	(9,310)
Other current liabilities	158
Net cash provided/(used) by operating activities	**(39,047)**
CASH FLOW FROM INVESTING ACTIVITIES	
Net cash provided/(used) in investing activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Borrowings on loans	221,741
Repayments on loans	(138,056)
Issuance of common stock	500
Capital dividend	(11,361)
Net cash provided/(used) by financing activities	**72,824**
Change in cash	33,777
Cash—beginning of year	-
Cash—end of year	**$ 33,777**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ 8,025
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Young God, Inc., formed on January 4, 2019 in the state of California.   The financial statements of Young God, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oceanside, California.

Ouro Goods a luxury streetwear jewelry brand is the first brand in a portfolio of brands from Young God Brands, an ecommerce first fashion house. In the short 18 months since the brands inception strong high growth numbers have been achieved off just a small 500 dollar personal investment. With a forward growth plan that includes hiring the perfect management team, adding new products and lines to brand, celebrity and influencer partnerships.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories primarily consist of our clothing brands products. The company had inventory in the amount of $9,310 inventory as of December 31, 2019.

Property and Equipment

Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2019, the company has no property and equipment.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Ohio state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 14, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019
Raw Materials	$ -
Work in Process	-
Finished Goods	9,310
Total Inventories	**$ 9,310**

4.   DETAILS OF OTHER ASSETS AND LIABILITIES

Other liabilities consist of the following:

As of Year Ended December 31,	2019
Other Current Liabilities consist of:	
Sales Tax Payable	$ 158
Total Other Current Liabilities	**$ 158**

5.   DEBT

Paypal Working Capital Loan

During fiscal year 2019, the Company received multiple PayPal working capital loans totaling $42,910. The loans generally have interest around 11%-12%. The loan is to be repaid through 30% of sales deduction from company's merchant account every time a sale is processed through PayPal. The outstanding balance of this loan as of December 31, 2019 is $4,018.45. The entire loan balance has been classified as current.

Shopify Capital Agreement

During fiscal year 2019, the Company entered a capital agreement with Shopify Capital Inc and received multiple loans totaling $98,300. The loans generally have interest around 13%. As of December 31, 2019, the outstanding balance of this loan is $33,732.71. The entire loan balance has been classified as current.

Clear Finance Technology Corporation

On December 9, 2019, the company entered a revenue share agreement with Clear Finance Technology Corporation. Per the agreement, Clear Finance Technology Corporation purchased the company receivables in the amount of $54,281.93 for an advance of $16,500. The interest rate on the advance is 20% and the company is expected to repay an outstanding balance of $37,781.93 including interest. As of December 31, 2019, the outstanding balance of this loan is in the amount of $37,908.84. The entire loan balance has been classified as current.

6. TAX

The provision for income taxes for the year ended December 31, 2019 consists of the following:

As of Year Ended December 31,	2019
Current portion of provision for income taxes	$ -
Deferred portion of provision for income taxes	-
Net Provision for income tax	$ -

As of Year Ended December 31,	2019
Federal portion of income taxes	$ -
State portion of income taxes	-
Net Provision for income tax	$ -

Permanent differences between book income and taxable income for the year ended December 31, 2019 consist of the following:

As of Year Ended December 31,	2019
Meals	$ 13
Total Permanent Differences	$ 13

The following represents the break out of deferred tax assets as of December 31, 2019:

As of Year Ended December 31,	2019
Net Operating Loss	$ 8,917
Valuation Allowance	(8,917)
Total Deferred Tax Asset	$ -

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

7.   SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100,000 shares of our common stock with no par value. As of December 31, 2019, 100,000 shares of common stock were issued and outstanding.

8.   RELATED PARTIES

CEO and Founder Brandon Ganske is the guarantor of a Shopify Capital Inc loan.

9.   COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 14, 2020 the date the financial statements were available to be issued.

On January 14, 2020, the company amended its articles of incorporation. Per the amended articles of incorporation, the company is authorized to issue 5,000,000 shares of common stock with $0.001 par value. 3,000,000 shares have been issued for a value of $3,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Young God INC



$0.00 raised

0 Investors	90 Days Left
$1.83 Price per Share	$5.49M Valuation
Equity Offering Type	$248.88 Min. Investment

INVEST NOW

Website Oceanside, CA FASHION & APPAREL RETAIL

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Ouro Goods is a luxury streetwear brand designed in Los Angeles that specializes in bracelets and accessories. Through simplistic designs and a streamlined manufacturing process, Ouro Goods fills a void in the unisex jewelry market with a pricepoint that beats the competition.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- 23000+ units sold to 13,000+ customers since January 2019
- Built an email list of 45k+ subscribers from the front page of our website
- 10% of our customers made more than one purchase in 2019

"Premium accessories designed in Los Angeles"

OUR STORY

Brandon Ganske founded the company to meet a need he discovered when working in fashion

Brandon Ganske started his career in 2012 at 19 years old by opening his first retail store in a mall-based setting. He scaled the brand to three stores in two states and completed a funding round of $100k in 2014.

In 2015, he started modeling for major retail chains, granting him insight into where the streetwear and fashion industry is lacking. With his experience in fashion and insider knowledge, Brandon created Ouro Goods to bring consumers the streetwear brand they want and has the background and vision to take the brand to the next level.



THE PROBLEM

Streetwear brands miss the mark connecting with with their customers and meeting the need for unisex jewelry

Major fashion houses today are stagnant and overpriced. They are disconnected from their customers and have done little to address the market for unisex jewelry.

The industry needs a new player whose goal is to shake up the traditional operating methods of fashion houses and speak to the needs and wants of customers looking for something more from streetwear brands.


"Customers are looking for more from streetwear brands

THE SOLUTION

An affordable brand with modern designs, fast shipping, and personalized customer service

Ouro Goods specializes in simplistic and modern unisex bracelets and accessories at a pricepoint our competitors can't beat. We hold inventory and sell direct-to-consumer through our website, which allows us to prioritize quick fulfillment of orders, hold packaging to a high standard, and create a smooth experience for our customers.


Ouro Goods
ourogoods.com
OUROGOODS
NEW ARRIVALS
BEADED BRACELETS
MACRAME BRACELETS
LEATHER BRACELETS
CHAIN BRACELETS
CHAINS
NEW DROPS



We also have full control over design and generating molds, which creates a lead time of 15 days and gives us an edge when it comes to releasing new products.



OUR TRACTION

A growing customer base that responded quickly to advertising

We started receiving orders four hours after launching pay-per-click ads, demonstrating that the market is eager for the luxury jewelry at a desirable price point that Ouro Goods offers.

- Over $450k in revenue just in 2019
- 23,004 units sold to 13,620 customers and 803,836 unique visitors since 2019

- 9.95% of all purchases are made by a returning customers
- Online store conversion rate is 2% and an email list of 45k+ subscribers built from the front page of our website
- We are already showing a 50% increase in revenue so far in 2020 over 2019



9.95% of all purchases are made by a returning customer

eCommerce fashion and jewelry is a multi-billion dollar industry

Fashion is the largest B2C eCommerce market segment and its global size was estimated at US$620.6 billion in 2019. The fashion market is expected to grow further at 12.2% per year and reach a total market size of US$991.64billion by the end of 2024. 4-5% of total jewelry sales are on eCommerce, and that number will trend towards 10-15% by 2020.



WHAT WE DO

We are a brand offering modern, luxury jewelry with wide appeal and the potential to expand to new products

We offer worldwide shipping, lifetime warranties, and free returns on our luxury designs that appeal to a unisex market. We prioritize customer service and as a result 10% of all our customers in 2019 made more than one purchase.



10% of our customers in 2019 made more than one purchase

By creating a brand and reputation known for putting our customers first and bringing innovative design at an affordable price to market, we expect our jewelry will serve as a launch pad to an expanded line of products that includes apparel and other accessories.





HOW WE ARE DIFFERENT

By putting our customers first, we are able to beat the competition when it comes to price, speed, and service

Apparel and accessories from major luxury fashion brands are overpriced. They also use drop-ship methods where their products come from a wholesaler rather than them directly, which often results in a hit to customer service.


OUROGOODS
OUROGOODS

We hold inventory at Ouro Goods, meaning the products come directly from us and we are able to maintain a high standard when it comes to creating a smooth experience for our customers. By combining control over customer service with control over design means we believe we have an edge on the competition when it comes to getting new products to customers quickly.





THE BUSINESS MODEL

We operate a direct-to-consumer model and maintain full control over customer services

We make 95% of our sales through our direct-to-consumer business online and the remaining 5% through wholesale accounts for retailers in the US. We hold an inventory of 3,000 pieces and are obtaining a warehouse in Oceanside that will allow us to maintain full control over fulfillment, shipping, and customer service. By keeping all aspects of the business in our control, we believe we have an edge over our competitors in bringing products quickly to market.



95%

of sales are direct to consumer

3,000

piece inventory

5%

of sales are through wholesale

THE VISION

Jewelry is the first step in growing a group of apparel brands

of apparel brands

Starting with our jewelry line, we plan to build a "fashion house" of brands that includes apparel and other fashion pieces. We are actively seeking a team of industry experts to help us grow our business and build a management roster that knows the ins and outs of running a successful fashion brand.



We are working on obtaining warehouse space in Oceanside, CA so we can continue to do all customer service and fulfillment in-house. This year, we are working to launch a Celebrity Gifting Program using our connections in entertainment to organically grow a list of fashion influencers who wear our brand, furthering our reach.

OUR TEAM ————————————————

A dedicated team looking to grow

Our team is currently led by Brandon Ganske. Isabella Phillips, who has over six years of customer service experience and much of that in ecommerce, leads our customer service and fulfillment. All marketing and Pay-Per-Click advertising is done by Klient Boost in Costa Mesa, California.








Brandon Ganske
Founder

We are looking to grow our team with top industry talent in assistant designer, legal, accounting, and customer service roles. As our success thus far has shown, Ouro Goods is primed for growth and we are working to build a management team to help us reach our greatest potential and develop a large fashion house brand.

WHY INVEST

We are looking for investors to join us in shaking up the luxury retail market

So far, Ouro Goods has gained solid traction with over $450k in revenue in the first year of business. A large social media following and over 40k subscribers on an email list speaks to the connection we make to our customers.



We are currently filing paperwork to trademark all our logos and packaging and are open minded when it comes to taking direction from others who could help us push our brand forward. With the help of like-minded investors, we are looking to expand our brand beyond jewelry and disrupt the luxury fashion industry.







First Corporate Sale
January 2019
Spread in GQ UK launching this spring
January 2019
Doubled inventory size and added chains
June 2019
AGENDA
Invited to attend Agenda Tradeshow to show our brand to top retailers and small retailers
August 2019
Email list reached 40k people
December 2019
So far, Jan-Feb 2020, we are already showing a 50% increase in revenue so far compared to
February 2020









these dates last year

Meet Our Team



Brandon Ganske

CEO and Creative Director

Brandon started his career at just 19 years old in 2012 by opening his first retail store in a mall based setting in 2013, scaling the brand to operating a total of 3 locations in 2 states. He successfully raised a funding round of $100k in 2013 for the brand. In 2015 Brandon started modeling and became an agency signed model in the LA market, modeling for major retail chains during this time Brandon researched and used previous knowledge to know where the street wear and fashion industry is lacking, thus where Ouro Goods is born. With all Brandon's experience and knowledge of the industry and record of positive revenue for Ouro Goods he has a vision for the brand and has the opportunity to take this company to the next level.



Isabella Phillips

Customer Service Representative

Isabella has been in customer service and fulfillment for over 6 years. With her solid experience and knowledge we are confident that she can lead the front end of a customer service and fulfillment to success at a scalable level.

Offering Summary

Company :	Young God INC.
Corporate Address :	3915 Mesa Dr #106, Oceanside, CA 92056
Offering Minimum :	$9,999.12
Offering Maximum :	$1,069,999.17
Minimum Investment Amount (per investor) :	$248.88

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	5,464
Maximum Number of Shares Offered :	584,699
Price per Share :	$1.83
Pre-Money Valuation :	$5,490,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

5% discount on online purchase

Early access to products (first dibs on any new bracelets / accessories)

Private owners group to request new products and features

Early Bird

First 3 days - Friends and Family Early Birds | 15% bonus shares

Next 7 days - Early Bird Bonus | 10% bonus shares

Volume

$500+ (Owners Custom Unisex Bracelet)

$1,000 (Bundle of 3 Bracelets / Accesories)

$2,500+ (Above + 10% off of products FOR LIFE)

$5,000+ (Above + 5% bonus shares on your investment)

$10,000+ (Above + $2,500 store credit + 50% off all online purchases for life)

$25,000+ (Above +$5,000 store credit + 50% off all online purchases for life +15% bonus shares)

All perks occur when the offering is completed

The 10% Bonus for StartEngine Shareholders

Young God, INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.83 / share, you will receive 110 common stock, meaning you'll own 110 shares for $183. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of jurisdictions where public solicitation for offerings is not permitted, it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - <u>Do Not Sell My Personal Information</u>



EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.